    As filed with the Securities and Exchange Commission on August 23, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -----------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

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                            LASER POWER CORPORATION
                           (Name of Subject Company)
                                  -----------

                            II-VI ACQUISITION CORP.
                               II-VI INCORPORATED
                        (Name of Filing Person--Offeror)

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                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  -----------

                                   51806K104
                     (CUSIP Number of Class of Securities)

                                  -----------

                                Carl J. Johnson
               Chairman of the Board and Chief Executive Officer
                               II-VI Incorporated
                            375 Saxonburg Boulevard
                              Saxonburg, Pa 16056
                                 (724) 352-4455
                 (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                  -----------

                                   Copies To:

       Ronald Basso, Esq.                Robert D. German, Esq.             George M. Reyes, Esq.
    Stephen W. Johnson, Esq.         Sherrard, German & Kelly, P.C.        Best Best & Krieger LLP
       Buchanan Ingersoll             35th Floor, One Oliver Plaza          3750 University Avenue
    Professional Corporation         Pittsburgh, Pennsylvania 15222             P.O. Box 1028
        One Oxford Centre                    (412) 355-0200                  Riverside, CA 92502
  301 Grant Street, 20th Floor             Fax (412) 562-6221                   (909) 686-1450
 Pittsburgh, Pennsylvania 15219                                               Fax (909) 686-3083
         (412) 562-8800
       Fax (412) 562-1041

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[X]amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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   This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule TO filed by II-VI Acquisition Corp. ("Purchaser") and II-VI Incorporated ("II-VI") on July 13, 2000, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO and Amendment No. 2 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), relating to the offer (the "Offer") by II-VI through Purchaser to exchange each issued and outstanding share of common stock, par value $0.001 per share (together with the associated rights to purchase preferred stock, the "Laser Power Shares"), of Laser Power Corporation, a Delaware corporation ("Laser Power"), for .052 shares of common stock, no par value per share (the "II-VI Shares"), of II-VI and $3.08 net in cash.

   The Offer was made pursuant to an Agreement and Plan of Merger, dated as of June 28, 2000, as amended (the "Merger Agreement"), among Laser Power, II-VI and Purchaser, which contemplates a business combination of Laser Power and II-VI (the "Merger"). II-VI filed a registration statement with the Securities and Exchange Commission on Form S-4, as amended on August 2, 2000 and on August 4, 2000, that became effective on August 7, 2000, relating to the II-VI Shares issued to stockholders of Laser Power in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are Exhibits
(a)(1) and (a)(2) hereto.

   All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by II-VI, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 7. SOURCE AND AMOUNT OF FUNDS

   II-VI entered into a credit agreement dated as of August 14, 2000, with PNC Bank, National Association, and certain other lenders. Under the terms of the credit agreement, the lenders will provide credit facilities in the aggregate principal amount of $45,000,000 to II-VI in order to fund the acquisition of Laser Power as provided for in the merger agreement, refinance existing indebtedness of II-VI and Laser Power, pay transaction fees and expenses related to the offer, the merger and the credit facilities and for general corporate purposes before and after the merger. The credit agreement provides that the credit facilities will be secured by certain assets of II-VI, Laser Power and their respective subsidiaries including, security interests in inventory and accounts receivable and pledges of the capital stock of II-VI's and Laser Power's respective domestic and foreign subsidiaries.

   On August 14, 2000, II-VI borrowed $25,000,000 pursuant to the credit agreement to fund the purchase of the shares of Laser Power common stock tendered pursuant to the offer and for other general corporate purposes. II-VI exercised its election pursuant to the credit agreement and converted the full amount borrowed to a term loan. In addition, on August 14, 2000, II-VI converted borrowings of $2,750,000 under its previous line of credit with PNC Bank into borrowings under the new credit agreement. As a result, $17,250,000 of the credit facilities remain available to II-VI subject to the terms and conditions of the credit agreement and related loan documents.

ITEM 11. ADDITIONAL INFORMATION

   The Offer expired at midnight on August 11, 2000. In the Offer, 7,249,420 shares of Laser Power common stock were validly tendered and not withdrawn. On August 14, 2000, II-VI and Purchaser accepted for purchase and payment all Laser Power shares (and the associated rights to purchase preferred stock) tendered in the Offer and not withdrawn. As of August 14, 2000, II-VI beneficially owned 8,501,520 shares of Laser Power common stock, representing approximately 87.6% of all outstanding shares of Laser Power.

   Pursuant to the Merger Agreement, II-VI, Purchaser and Laser Power expect to complete the Merger as soon as practicable.

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ITEM 12. EXHIBITS.

 (b)(1) Credit Agreement by and among II-VI Incorporated, its subsidiary guarantors, the Lenders and PNC Bank, N.A., as Agent, dated as of August 14, 2000.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

   Not applicable.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          II-VI ACQUISITION CORP.

                                          By: /s/ Carl J. Johnson
                                              ---------------------------------
                                              Name: Carl J. Johnson
                                              Title: Chief Executive Officer

                                          II-VI INCORPORATED

                                          By: /s/ Carl J. Johnson
                                              ---------------------------------
                                              Name: Carl J. Johnson
                                              Title: Chairman and Chief
                                              Executive Officer

Dated: August 23, 2000

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